

March 30, 2021

SSR MINING REPORTS MINERAL RESERVES AND RESOURCES FOR YEAR-END 2020

Measured and Indicated Gold Mineral Resources Increased 14% Year-Over-Year

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining") today reported its updated Mineral Reserves and Mineral Resources as of December 31, 2020. For a detailed summary by asset, please refer to the summary and tables below.

<u>Highlights:</u>

- **Track Record of Mineral Reserves Replacement:** Gold Mineral Reserves increased 5% to 8.0 million ounces (9.0 million gold-equivalent ounces) as compared to year-end 2019 combined results for SSR Mining and Alacer Gold pre-merger, driven primarily by additions at Çöpler.

- **Measured and Indicated Gold Mineral Resources Increased 14%:** Gold Measured and Indicated Mineral Resources of 15.0 million ounces (27.0 million gold-equivalent ounces) resulting from increases at Marigold and in the Çöpler District.

- **Çöpler District Mineral Reserves and Resources Growth**: Mineral Reserves increased 17% to 3.8 million ounces of gold and Measured and Indicated Mineral Resources increased 20% to 7.2 million ounces of gold. Inclusion of results from the large drilling program at Ardich in the Çöpler District resulted in additions as outlined in the November 2020 Çöpler District Master Plan Studies ("CDMP20").

- **Marigold Increases Mineral Resources:** Indicated Mineral Resources increased by 9% for a total of 5.4 million ounces of gold compared to 4.9 million ounces at year-end 2019. Mineral Resources increased at Mackay, Red Dot, New Millennium, Crossfire and Valmy.

- **Seabee Mineral Reserves Replace Depletion:** Despite a limited exploration program due to COVID-19, Seabee largely replaced Mineral Reserves for the year. The Gap HW Mineral Resources remain a key focus area for conversion to Mineral Reserves in 2021.

Mineral Reserves and Mineral Resources

At year-end 2020, total estimated gold and silver Mineral Reserves were 8.0 million ounces and 52.4 million ounces compared to 7.7 million ounces and 57.5 million ounces, respectively, at year-end 2019 (combined SSR Mining and Alacer Gold results pre-merger).

At year-end 2020, total estimated gold and silver Measured and Indicated Mineral Resources were 15.0 million ounces and 658.5 million ounces compared to 13.2 million ounces and 664.2 million ounces, respectively, at year-end 2019 (combined SSR Mining and Alacer Gold results pre-merger).

Mineral Reserves estimates for the Çöpler District, Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,350 per ounce of gold and $18.50 per ounce of silver. Mineral Resources estimates have been determined based on prices of $1,750 per ounce of gold and $22.00 per ounce of silver. Mineral Resources reported are inclusive of Mineral Reserves.

Çöpler District

For the Çöpler District, Mineral Reserves increased by 17% to 3.8 million ounces of gold (56.8 million tonnes at an average gold grade of 2.1 g/t) at year-end 2020. The increase is from the larger Çöpler pit design, reduction in oxide and sulfide cut-off grades due to the improved cost structure from the increased throughput provided by the sulfide circuit, reduced unit costs and increased gold price assumptions.

Measured and Indicated Mineral Resources increased by 20% to 7.2 million ounces of gold (133.1 million tonnes at an average gold grade of 1.7 g/t) at year-end 2020. Mineral Resource additions included 418,000 ounces of gold at Ardich and 781,000 ounces at Çöpler.

Inferred Mineral Resources increased by 58% to 3.1 million ounces of gold (73.7 million tonnes at an average gold grade of 1.3 g/t) at year-end 2020, compared to 2.0 million ounces of gold (41.8 million tonnes at an average gold grade of 1.5 g/t) at year-end 2019.

A total of 221 diamond core holes were drilled in 2020 within the Çöpler District for a total of 46,459 meters.

Marigold Mine

At the Marigold mine, Mineral Reserves decreased slightly due to mining depletion and the focus of our exploration programs on growing Mineral Resources following a successful year of Mineral Resource to Reserve conversion in 2019. Mineral Reserves were 3.7 million ounces of gold (219.4 million tonnes at an average gold grade of 0.49 g/t) at year-end 2020, a decrease of 5% compared to the year-end 2019. For 2020, mining depletion was offset by increases in Mineral Reserves related to updated pit designs for Red Dot and Mackay and increased gold price assumptions. Leach pad inventory reduced by 7,000 ounces of gold for a total of 270,000 ounces contained at year-end 2020.

Indicated Mineral Resources increased by 9% for a total of 5.4 million ounces of gold (340.7 million tonnes at an average gold grade of 0.47 g/t) at year-end 2020, compared to 4.9 million ounces (301.8 million tonnes at an average gold grade of 0.48 g/t) at year-end 2019. Areas of Mineral Resource additions included Mackay, Red Dot, New Millennium, Crossfire and Valmy.

Inferred Mineral Resources increased to 334,000 ounces of gold (28.6 million tonnes at an average gold grade of 0.36 g/t) at year-end 2020, compared to 182,000 ounces of gold (16.2 million tonnes at an average gold grade of 0.35 g/t) at year-end 2019, due to definition in sections of Red Dot, New Millennium, Mackay, Valmy and Crossfire.

A total of 109 reverse circulation holes were drilled in 2020 at Marigold for a total of 37,956 meters.

Seabee Gold Operation

At the Seabee Gold Operation exploration activities were impacted in 2020 due to the COVID-19 pandemic, limiting exploration during the year. Mineral Reserves totaled 493,000 ounces of gold (1.6 million tonnes at an average gold grade of 9.83 g/t) at year-end 2020, a decrease of 1% compared to year-end 2019. The slight decrease in Mineral Reserves is due to depletion at Santoy 8 and 9, offset by Mineral Resource to Reserve conversion at Santoy 8 and 9 and the Gap HW based on infill drilling.

Measured and Indicated Mineral Resources totaled 1,003,000 ounces of gold (3.0 million tonnes at an average gold grade of 10.38 g/t) at year-end 2020, compared to 1,050,000 ounces (3.1 million tonnes at an average gold grade of 10.61 g/t) at year-end 2019.

At year-end 2020, Inferred Mineral Resources totaled 507,000 ounces of gold (2.03 million tonnes at an average gold grade of 7.77 g/t) compared to 583,000 ounces of gold (2.13 million tonnes at an average gold grade of 8.50 g/t) at year-end 2019, with the majority of the decrease resulting from the upgrading of some of the Gap HW and Santoy 9 Inferred Resources to Measured and Indicated Mineral Resources.

The Gap HW discovery now totals 26,445 ounces (111,000 tonnes at an average gold grade of 7.41 g/t) classified as Probable Mineral Reserves, 300,000 ounces (1.29 million tonnes at an average grade of 7.22 g/t) classified as Indicated Mineral Resources and an additional 167,000 ounces (0.75 million tonnes at an average gold grade of 6.91 g/t) classified as Inferred Mineral Resources.

Mineral Resources and Reserves development drilling continues at Seabee in 2021 with a focus on Gap HW and the newly discovered adjacent Santoy hanging wall.

A total of 198 diamond drill holes were drilled at Seabee in support of the 2020 resource update for a total of 39,678 meters.

Puna Operations

At Puna Operations, silver Mineral Reserves were 43.0 million ounces (8.4 million tonnes at an average silver grade of 159.7 g/t), a reduction of 6.7 million ounces as compared to year-end 2019, related to depletion of the Chinchillas open pit. All parameters including metal prices, cost and cut-off grade were kept the same as at year-end 2019.

Measured and Indicated Mineral Resources totaled 100.3 million ounces of silver within the open pit, underground and stockpiles at both Chinchillas and Pirquitas at year-end 2020 compared to 110.7 million ounces at year-end 2019.

Inferred Mineral Resources are estimated to total 42.2 million ounces (22.9 million tonnes at an average silver grade of 57 g/t) of silver at year-end 2020, compared to 42.7 million ounces (23.3 million tonnes at an average silver grade of 57 g/t) of silver at year-end 2019.

Mineral Reserves and Resources
(As of December 31, 2020)

		(kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (koz)	Ag (koz)	Pb (M-lbs)	Zn (M-lbs)	Cu (M-lbs)	Au Eq (koz)	Au Eq (g/t)
PROVEN MINERAL RESERVES														
Çöpler[1]	Turkey	2,196	2.31	7.7	-	-	0.01	163	544	-	-	0.2	171	2.42
Seabee[3] (UG)	Canada	529	8.79	-	-	-	-	150	-	-	-	-	150	8.79
Chinchillas[4]	Argentina	420	-	142.6	0.73	0.37	-	-	1,926	6.8	3.4	-	34	2.49
Total Proven		**3,146**						**313**	**2,470**	**6.8**	**3.4**	**0.2**	**354**	**3.50**
PROBABLE MINERAL RESERVES														
Çöpler[1]	Turkey	54,610	2.10	5.0	-	-	0.02	3,681	8,836	-	-	18.1	3,842	2.19
Marigold[2]	USA	219,398	0.49	-	-	-	-	3,425	-	-	-	-	3,425	0.49
Leach Pad Inventory	USA	-	-	-	-	-	-	270	-	-	-	-	270	-
Seabee[3] (UG)	Canada	1,031	10.37	-	-	-	-	344	-	-	-	-	344	10.37
Chinchillas[4]	Argentina	7,614	-	162.2	1.39	0.36	-	-	39,696	232.6	60.4	-	746	3.05
Stockpiles (Chinchillas)	Argentina	339	-	126.7	0.84	0.45	-	-	1,382	6.3	3.4	-	26	2.36
Total Probable		**282,992**						**7,719**	**49,914**	**238.8**	**63.8**	**18.1**	**8,652**	**0.95**
PROVEN AND PROBABLE MINERAL RESERVES														
Çöpler[1]	Turkey	56,807	2.10	5.1	-	-	0.01	3,844	9,379	-	-	18.4	4,013	2.20
Marigold[2]	USA	219,398	0.49	-	-	-	-	3,425	-	-	-	-	3,425	0.49
Leach Pad Inventory	USA	-	-	-	-	-	-	270	-	-	-	-	270	-
Seabee[3] (UG)	Canada	1,560	9.83	-	-	-	-	493	-	-	-	-	493	9.83
Chinchillas[4]	Argentina	8,373	-	159.7	1.33	0.36	-	-	43,004	245.6	67.2	-	805	2.99
Total Proven and Probable		**286,138**						**8,032**	**52,383**	**245.6**	**67.2**	**18.4**	**9,006**	**0.98**

		(kt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Au (koz)	Ag (koz)	Pb (M-lbs)	Zn (M-lbs)	Cu (M-lbs)	Au Eq (koz)	Au Eq (g/t)
MEASURED MINERAL RESOURCES														
Çöpler[1]	Turkey	7,904	1.87	2.3	-	-	0.00	475	580	-	-	0.5	484	1.90
Seabee[3] (UG)	Canada	553	12.91	-	-	-	-	230	-	-	-	-	230	12.91
Chinchillas[4]	Argentina	793	-	115.7	0.68	0.51	-	-	2,969	11.9	8.9	-	50	1.95
Pitarrilla[6,7]	Mexico	12,345	-	90.1	0.70	1.22	-	-	35,746	190.0	333.1	-	777	1.96
Total Measured		**21,600**						**705**	**39,296**	**201.9**	**342.0**	**0.5**	**1,540**	**2.22**
INDICATED MINERAL RESOURCES														
Çöpler[1]	Turkey	125,229	1.67	3.9	-	-	0.03	6,730	15,875	-	-	78.0	7,074	1.76
Marigold[2]	USA	340,730	0.47	-	-	-	-	5,105	-	-	-	-	5,105	0.47
Leach Pad Inventory	USA	-	-	-	-	-	-	270	-	-	-	-	-	-
Seabee[3] (UG)	Canada	2,452	9.81	-	-	-	-	773	-	-	-	-	773	9.81
Chinchillas[4]	Argentina	21,690	-	102.0	1.00	0.63	-	-	71,046	476.4	298.9	-	1,363	1.95
Stockpiles (Chinchillas)	Argentina	339	-	126.7	0.84	0.45	-	-	1,382	6.3	3.4	-	23	2.12
Stockpiles (Pirquitas)	Argentina	-	-	-	-	-	-	-	-	-	-	-	-	-
Pirquitas[5] (UG)	Argentina	2,634	-	292.4	0.02	4.46	-	-	24,756	1.2	258.7	-	482	5.69
Pitarrilla[6]	Mexico	147,016	-	97.5	0.32	0.87	-	-	460,728	1,040.4	2,803.6	-	8,229	1.74
Pitarrilla[7] (UG)	Mexico	5,430	-	164.9	0.68	1.34	-	-	28,793	81.4	160.4	-	514	2.94
San Luis[8] (UG)	Peru	484	22.40	578.1	-	-	-	349	9,003	-	-	-	462	29.67
Amisk[9]	Canada	43,976	0.73	5.3	-	-	-	1,028	7,531	-	-	-	1,123	-
Total Indicated		**689,980**						**14,255**	**619,228**	**1,605.7**	**3,525.0**	**78.0**	**25,418**	**1.15**
MEASURED AND INDICATED MINERAL RESOURCES														
Çöpler[1]	Turkey	133,133	1.68	3.8	-	-	0.03	7,205	16,455	-	-	78.5	7,558	1.77
Marigold[2]	USA	340,730	0.47	-	-	-	-	5,105	-	-	-	-	5,105	0.47
Leach Pad Inventory	USA	-	-	-	-	-	-	270					270	
Seabee[3] (UG)	Canada	3,005	10.38	-	-	-	-	1,003	-	-	-	-	1,003	10.38
Chinchillas[4] + Pirquitas[5]	Argentina	25,461	-	122.5	0.88	1.02	-	-	100,267	495.9	569.9	-	1,916	2.34
Pitarrilla[7] (OP + UG)	Mexico	164,791	-	99.1	0.36	0.91	-	-	525,267	1,311.8	3,297.1	-	9,520	1.80
San Luis[8] (UG)	Peru	484	22.40	578.1	-	-	-	349	9,003	-	-	-	462	29.76
Amisk[9]	Canada	43,976	0.73	5.3	-	-	-	1,028	7,531	-	-	-	1,123	0.79
Total Measured and Indicated		**711,580**						**14,960**	**658,524**	**1,807.6**	**3,867.0**	**78.5**	**26,958**	**1.18**
INFERRED MINERAL RESOURCES														
Çöpler[1]	Turkey	73,741	1.30	9.2	-	-	0.06	3,089	21,708	-	-	94.9	3,538	1.49
Marigold[2]	USA	28,597	0.36	-	-	-	-	334	-	-	-	-	334	0.36
Seabee[3] (UG)	Canada	2,030	7.77	-	-	-	-	507	-	-	-	-	507	7.77
Chinchillas[4]	Argentina	21,836	-	49.8	0.55	0.83	-	-	34,974	263.4	400.0	-	853	1.22
Pirquitas[5] (UG)	Argentina	1,080	-	206.9	0.00	7.45	-	-	7,185	0.1	177.4	-	207	5.96
Pitarrilla[6]	Mexico	8,524	-	77.4	0.18	0.58	-	-	21,213	32.9	108.2	-	357	1.30
Pitarrilla[7] (UG)	Mexico	1,230	-	138.1	0.89	1.25	-	-	5,461	24.1	33.9	-	105	2.65
San Luis[8] (UG)	Peru	20	5.60	272.0	-	-	-	4	175	-	-	-	6	9.02
Amisk[9]	Canada	49,985	0.52	3.5	-	-	-	830	5,550	-	-	-	900	0.56
Total Inferred		**187,043**						**4,765**	**96,267**	**320.6**	**719.6**	**94.9**	**6,807**	**1.13**

Notes to Mineral Reserves and Mineral Resources Table:

All estimates set forth in the Mineral Reserves and Mineral Resources table have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The Mineral Reserves and Mineral Resources estimates have been reviewed and approved by Samuel Mah, P.Eng., the Company's Director, Mine Planning (North America), and Karthik Rathnam, MAusIMM (CP), the Company's Resource Manager, Corporate, each of whom is a qualified person as defined under NI 43-101.

All Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Mineral Reserves and Mineral Resources figures have some rounding applied, and thus totals may not sum exactly. All ounces reported herein represent troy ounces (oz), and (g/t) represents grams per tonne. All $ references are in U.S. dollars. All Mineral Reserves and Mineral Resources estimates are as of December 31, 2020.

Mineral Reserves are estimated using the following commodity prices: $1,350/oz of gold; $18.50/oz of silver; $1.05/lb of zinc; $0.90/lb of lead and $3.00/lb of copper, as applicable and except as noted below for Puna Operations. Certain additional modifying parameters such as mine recovery, dilution, metallurgical recovery and geotechnical are appropriately taken into consideration.

Mineral Resources are estimated using the following commodity prices: $1,750/oz of gold; $22.00/oz of silver; $1.15/lb of zinc; $1.00/lb of lead and $3.25/lb of copper, as applicable and except as noted below for each of the following: Çöpler District, Puna Operations (including Pirquitas UG), the San Luis project and the Pitarrilla project (including Pitarrilla UG).

All gold equivalent figures are based on the above-mentioned commodity prices. Metal equivalence is calculated for the respective and applicable metals as follows: Au Eq g/t = Au g/t + ((Ag g/t * Ag price per gram) + (Pb% * Pb price per tonne) + (Zn% * Zn price per tonne) + (Cu% * Cu price per tonne)) / (Au price per gram).

All technical reports for the properties are available under the Company's profile on the SEDAR website at www.sedar.com or on the Company's website at www.ssrmining.com.

Çöpler District

(1) Mineral Reserves and Mineral Resources estimates as set out in the Çöpler District Master Plan 2020 have been adjusted for depletion. All key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the Çöpler District Master Plan 2020. For additional information about the Çöpler District, readers are encouraged to review the Çöpler District Master Plan 2020. All Mineral Reserves and Mineral Resources are reported on 100% ownership basis.

Mineral Reserves estimate was prepared by Robert L. Clifford, BS (Mine Eng), SME Registered Member, a qualified person and the Company's Director, Mine Planning (Turkey, Argentina). Mineral Resources estimate was prepared by Sharron Sylvester, B.Sc. (Geol), RPGeo AIG, employed by OreWin Pty Ltd as Technical Director – Geology.

All Mineral Resources in the Çöpler District Master Plan 2020 were assessed for reasonable prospects for eventual economic extraction by reporting only material that fell within conceptual pit shells based on metal prices of $1,750/oz for gold ($1,400/oz for gold and

$19/oz for silver for Bayramdere). The following parameters were used: metallurgical recoveries in oxide: Çöpler 62.3%–78.4%, Çakmaktepe 38.0%–80.0%, Ardich 40.0%–73.0%, and Bayramdere 75.0%, and in sulfide: Çöpler 85.0%, and Ardich 82.9%; gold cut off grades in oxide: Çöpler 0.32–0.41 g/t Au, Çakmaktepe 0.36–0.76 g/t Au, Ardich 0.30–0.55 g/t Au, and Bayramdere 0.35–0.50 g/t Au, and in sulfide: Çöpler 0.73 g/t Au and Ardich 0.77 g/t Au, (there are no credits for Ag or Cu in the cut-off grade calculations); allowances have been made for royalty payable.

Mineral Reserves are reported at the following cut-off grades: Çöpler oxide cut-off grades 0.47–0.59 g/t Au, Çöpler sulfide cut-off grade 1.05 g/t Au; and Çakmaktepe oxide cut-off grades 0.52–0.71 g/t Au; and all cut-off grades include allowance for royalty payable. There are no credits for silver or copper in the cut-off grade calculations. The average metallurgical recoveries used are 73% and 91% for oxides and sulfides, respectively.

Marigold Mine

[2] Except for updates to cost parameters, all other key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources and the data verification procedures followed are set out in the technical report entitled "NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada" dated July 31, 2018 (the "**Marigold Technical Report**"). For additional information about Marigold, readers are encouraged to review the Marigold Technical Report.

Mineral Reserves estimate was prepared under the supervision of Jeremy W. Johnson, SME Registered Member, a qualified person and the Company's Technical Services Superintendent at Marigold. Mineral Resources estimate was prepared under the supervision of James N. Carver, SME Registered Member, Resource Development Manager at Marigold, and Karthik Rathnam, MAusIMM (CP), the Company's Resource Manager Corporate, each of whom is a qualified person.

Mineral Reserves are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at an incremental cut-off grade of 0.065 g/t gold payable, which has been adjusted to incorporate royalty and metallurgical recovery within the block model and takes into consideration the differential haulage costs between ore and waste. The calculated break-even cut-off grade is 0.151 g/t contained gold. On-site costs (inclusive of capital) include the average costs for mining of $1.85 per tonne mined, processing of $1.67 per tonne placed (heap leach), and site general costs of $0.87 per tonne placed.

Seabee Gold Operation

[3] Mineral Reserves estimate was prepared by Kevin P. Fitzpatrick, P.Eng., a qualified person and the Company's Engineering Supervisor at Seabee. Mineral Resources estimate was prepared under the supervision of Jeffrey Kulas, P.Geo., a qualified person and the Company's Resource Development Manager, Mining Operations at Seabee.

Mineral Reserves are reported at a cut-off grade of 3.99 g/t gold. On-site costs include the average costs for mining of $48.10 per tonne processed, process and surface transport of $30.84 per tonne processed, and site general costs of $67.63 per tonne processed. The overall metallurgical recovery is 98.0% for gold.

Puna Operations

(4) Mineral Reserves estimates were prepared under the supervision of Robert Gill, P.Eng., a qualified person and the Company's General Manager at Puna. Mineral Resources estimate was prepared under the supervision of Karthik Rathnam, MAusIMM (CP), a qualified person and the Company's Resource Manager Corporate.

Mineral Reserves for Chinchillas are reported within a design pit shell whereas Mineral Resources are constrained within a conceptual open pit shell. Mineral Reserves are reported at a net smelter return ("NSR") cut-off value of $44.11 per tonne, which incorporates the appropriate metallurgical recoveries and an amount for sustaining capital. On-site costs include the average costs for mining of $3.03 per tonne mined, surface transport cost of $9.80 per tonne hauled, rehandling cost of $1.93 per tonne crushed, processing of $16.89 per tonne processed, and site general costs of $9.70 per tonne processed.

Mineral Reserves are estimated using the following commodity prices: $18.00 per ounce for silver; $1.00 per pound of zinc; and $0.90 per pound of lead. Mineral Resources are estimated using the following commodity prices: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

(5) Mineral Resources for Pirquitas UG are reported below the as-built open pit topographic surface above an NSR cut-off value of $100 per tonne. Additional factors of dilution, mine recovery and the requisite development costs were considered to exclude any potentially uneconomical stope shapes. Mineral Resources for Pirquitas UG are estimated using the following commodity prices: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

Pitarrilla Project

(6) Mineral Resources amenable to conventional open pit mining method are constrained within conceptual pit shell at an NSR cut-off value of $16.38 per tonne (leach) or $16.40 per tonne (flotation), which incorporates the appropriate metallurgical recoveries for the respective concentrates and off-site charges.

(7) Mineral Resources (Pitarrilla UG) are reported below the constrained open pit resource shell above an NSR cut-off value of $80 per tonne, using grade shells that have been trimmed to exclude distal and lone blocks that would not support development costs. Metal price assumptions for both open pit and UG Mineral Resources are: $20.00 per ounce of silver; $1.30 per pound of zinc and $1.10 per pound of lead.

San Luis Project

(8) Mineral Resources are reported at a cut-off grade of 6.0 g/t gold equivalent, using metal price assumptions of $600 per ounce of gold and $9.25 per ounce of silver.

Amisk Project

(9) Mineral Resources estimate was prepared by Glen Cole, P.Geo., Principal Resource Geologist, SRK Consulting (Canada) Inc., a qualified person. Mineral Resources are reported at a cut-off grade of 0.30 g/t gold equivalent.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

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Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company's other public filings. Forward-looking information relates to statements concerning the Company's outlook and anticipated events or results and in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information and statements in this press release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements because the Company can give no assurance that they will prove to be correct. Forward-looking information and statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the coronavirus disease 2019 ("COVID-19") pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company's reports filed with the Canadian securities regulatory authorities.

Forward-looking information and statements in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company's intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company's dividend policy; the granting of any supplemental dividends or the implementation of any share buyback program or other supplements to the base dividend; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and AISC per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company's ability to discover new areas of mineralization; the timing and extent of capital investment at the Company's operations; the timing and extent of capitalized stripping at the Company's operations; the timing of production and production levels and the results of the Company's exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company's mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company's plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company's filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and completion of transactions, including joint ventures; weather conditions at the Company's operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company's mines or facilities; lack of legal challenges with respect to the Company's properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company consider these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and information. You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on the Company's current expectations and the Company's projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company's filings on the Company's website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to "$" in this press release are to U.S. dollars unless otherwise stated.

Cautionary Note to U.S. Investors
This press release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in the SEC rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this press release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.